Scoop Media, Inc.

2187 Preville St.

Lasalle, QC, Canada H8N 1N4

February 3, 2012

Securities and Exchange Commission, Division of Finance

Attn: Larry Spirgel

100 F Street N.E

Washington, D.C. 20549

Re:

Scoop Media, Inc.

Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed January 5, 2012

File No. 333-177592

Dear Mr. Riedler:

We are in receipt of your comment letter dated January 12, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

Please update your financials through the period ended November 30, 2011.

RESPONSE:

We have revised our Registration Statement to include financials through the period ended November 30, 2011.

Prospectus Cover Page.

2.

We considered your response to comment 2 from our letter dated November 30, 2011, but continue to believe that the company is a shell company. We note that assets of the company consist solely of cash and information compiled in an effort to commence operations. We further note that your website is not available for public consumption and significant steps, including the retention of staff to populate the contemplated site and outside parties to market it, remain in order to effectively commercialize your efforts to date. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities. Refer to the definition of “shell company” in Rule 405 of Regulation C as well as Section II.E.6 of SEC Release No. 33-8869 – Revisions to Rules 144 and 145.

RESPONSE:

As we previously addressed in our prior response letter dated January 4, 2012, we do not believe that we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. We consider ourselves a startup company as we have commenced operations and developed an e-commerce concept. In that regard, we have taken the following steps in furtherance of our business plans:

•

We have selected and bought a URL through which we will operate our website;

•

We have compiled a database listing over 100 online dating sites and their basic features, benefits, target market focus and pricing;

•

We have researched, to the best of our abilities, the relative sizes of these websites and have ranked them in order for reviews;

•

We have compiled a database of over 25 dating review websites that operate within the general market win which we will compete.  We have compiled a list of the features and benefits offered by these dating review sites;

•

We have developed a basic site map of the website we intend to develop;

•

We have also begun researching potential website developers and have compiled a list of 10 developers from whom we intend to solicit quotes after we complete the contemplated offering; and

•

We have researched SEO companies and have compiled a list of 10 companies from whom we will solicit quotes for SEO services.

We believe that based on the above, we are not a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

3.

The information regarding the duration of the offering added in response to comment 5 from our letter dated November 22, 2011 conflicts with disclosures on pages 6 and 15. Please advise and revise.

RESPONSE:

We have included disclosure to explain that the offering will terminate 90 days after this registration statement is declared effective by the Securities and Exchange Commission.

Summary Information, page 5

4.

We note your response to comment 7 from our letter dated November 22, 2011, but see no applicable revision. Per prior comment 7, disclose within this section that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE:

We have revised the Registration Statement to reflect that we do not believe that we are a blank check company because we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. In addition, we have included a disclosure stating that the company, the company’s officers and directors or any affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Summary of the Offering by the Company, page 6

5.

In accordance with comment 8 from our letter dated November 22, 2011 revise the information under “Use of proceeds” on page 6 to reflect the potential sale of varying amounts of the total amount of shares being offered.

RESPONSE:

We have revised our disclosure under “Use of Proceeds” on page 6 of our Registration Statement to reflect the potential sale of varying amounts of the total amount of shares being offered

Risk Factors, page 7

Risks Related to Investing in Our Company, page 10

All Of Our Assets And All Of Directors And Officers Are Outside Of The United States, page 10

6.

Per comment 11 from our letter dated November 22, 2011 revise to specifically address the enforceability of the civil liabilities provisions of the U.S. securities laws in Canada.

RESPONSE:

We have revised our disclosure in the risk factor cited above to specifically address the enforceability of the civil liabilities provisions of the U.S. securities laws in Canada.

Plan Of Distribution, page 14

7.

In accordance with comment 15 from our letter dated November 22, 2011 and per your response, disclose that Messrs. Khan and Lee are relying on Rule 3a4-1 of the Securities Exchange Act of 1934 to offer the company’s shares without registering as brokers.

RESPONSE:

We have included disclosure that Messrs. Khan and Lee are relying on Rule 3a4-1 of the Securities Exchange Act of 1934 to offer the company’s shares without registering as brokers.

Information With Respect To The Registrant, page 17

Description of Business, page 17

8.

Besides the addition of a general statement that the number of shares sold will affect contemplated operations and activities, we note little revision in response to comment 18 from our letter dated November 22, 2011. For each of the contemplated operations and activities discussed elaborate as to how the sale of varying levels of the shares offered will affect that operation or activity. Areas which require further disclosure include, but are not limited to, the scope of the first version of your website, the level and effectiveness of search engine optimization activities, the breadth and depth of the content on your site and the hiring of employees versus the use of outside parties to perform contemplated functions.

RESPONSE:

To the extent possible, we have included a discussion of how the sale of varying levels of shares offered will affect our contemplated operations and activities. In that regard, with respect to our marketing efforts, we expect that the amount of money we spend on marketing to increase proportionately with the amount of money we raise on this offering.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 20

Plan of Operations, page 20

9.

Per comment 25 from our letter dated November 22, 2011 explain for each step in your plan of operation how varying levels of shares sold in this offering (e.g. 0%, 25%, 50%, 75% and 100% of the shares offered) will or will not affect the timing and general manner of accomplishment. Given the significant variance of funds that may be available, the disclosure should highlight not only the anticipated allocation of funds to each initiative, but also clearly explain what, if any, effect the level of funding will have on the successful completion thereof. We note your statement that “[i]f we are unable to complete any phase of our systems development or marketing efforts because we don’t have enough money, we will cease our development and marketing operations until we raise money.”

RESPONSE:

We have included disclosure regarding how varying levels of shares sold in the offering may affect our plans of operations.

Capital Resources and Liquidity, page 21

10.

Please clarify whether the sales revenue you expect to generate within sixty days of the launch of your website consists of Google AdSense based payments, referral payments from other websites or both.

RESPONSE:

We have included disclosure in the Registration Statement to explain that the revenue we expect to generate within sixty days of the launch of our website will consist entirely of Google AdSense based payments.

Sincerely,

By:	/s/ Awais Khan
Awais Khan President and Chief Executive Officer

3